Filed by International Multifoods Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: International Multifoods Corporation
Commission File No.: 1-6699

  Other Events

        In connection with the previously announced merger agreement between International Multifoods Corp. ("Multifoods") and The J.M. Smucker Company ("Smucker"), Multifoods and Smucker filed a pre-merger notification with the U.S. Federal Trade Commission as required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "Act"). On April 16, 2004, the 30-day statutory waiting period under the Act expired. Regulatory review under the Act was one of the conditions necessary to the consummation of the proposed merger, and that condition has now been satisfied. The proposed merger remains subject to other various closing conditions, including the approvals by Multifoods' and Smucker's shareholders.

  Important Legal Information

        In connection with the proposed merger, Smucker has filed with the Securities and Exchange Commission ("SEC") a joint proxy statement-prospectus and other relevant documents concerning the proposed transaction. Investors are urged to read the joint proxy statement-prospectus and other relevant documents filed with the SEC because they contain important information on the proposed transaction. Copies of the documents filed with the SEC are available free of charge at the SEC's website, www.sec.gov. In addition, stockholders and investors in Multifoods or Smucker may obtain free copies of the documents filed with the SEC by directing their requests to: International Multifoods Corp. Investor Relations, 110 Cheshire Lane, Minnetonka, Minnesota 55305-1060, (Telephone: 952-594-3385) or to The J. M. Smucker Company, Attention: Investor Relations, One Strawberry Lane, Orrville, Ohio 44667, (Telephone: 330-682-3000).

        Multifoods, Smucker and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Multifoods' directors and executive officers and descriptions of their interests in Multifoods is contained in Multifoods' proxy statement dated May 15, 2003, which is filed with the SEC. Information regarding Smucker's directors and executive officers and descriptions of their interests in Smucker is contained in the joint proxy statement-prospectus. Shareholders may obtain additional information about the interest of the directors and executive officers in this transaction by reading the proxy statement-prospectus.